LINCOLN PARTNERS GROUP ROYALTY FUND

DIVIDEND REINVESTMENT PLAN

Introduction

Under this Dividend Reinvestment Plan (“Plan”) for Lincoln Partners Group Royalty Fund (the “Fund”), income dividends or capital gains or other distributions, net of any applicable U.S. withholding tax, to a holder (“Shareholder”) of the Fund’s shares of beneficial interest (each, a “Share” and, collectively “Shares”) will automatically be reinvested in the same class of Shares of the Fund. Each registered Shareholder who does not wish to participate in the Plan must “opt-out” of the Plan. For any registered Shareholder that does not so elect (each, a “Participant” and collectively, the “Participants”), dividends and/or distributions on such Shareholder’s Shares will be reinvested by State Street Bank and Trust Company (“Dividend Disbursing Agent”), as agent for Shareholders in administering the Plan, in additional Shares, as set forth below. Participation in the Plan is completely voluntary, and may be terminated or resumed at any time without penalty by notice if received and processed by the Dividend Disbursing Agent thirty (30) days prior to the dividend record rate; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution. Participants who hold their Shares through a broker or other nominee and who wish to elect to receive any dividends and distributions in cash must contact their broker or nominee.

Plan Details

1.

The Dividend Disbursing Agent will reinvest Shares into the account of each Participant in the Plan in the same name in which such Participant is registered. Whenever the Fund declares a dividend or other distribution (together, a “Dividend”) payable in cash, non-participants in the Plan will receive cash and Participants will receive the equivalent in Shares. The Shares will be acquired by the Dividend Disbursing Agent for the Participants’ accounts through receipt of additional unissued but authorized Shares from the Fund (“Newly Issued Shares”) or Shares repurchased from Shareholders by the Fund. Participants may elect to reinvest Dividends in Shares or receive Dividends in cash.

2.

Newly Issued Shares will be issued at their net asset value (“NAV”) determined on the valuation date fixed by the Board of Trustees of the Fund for such distribution. It is contemplated that the Fund will pay quarterly dividends. No upfront sales load will be payable with respect to Shares purchased pursuant to the Plan. Participants in the Plan may purchase fractional Shares so that 100% of the Dividends will be used to acquire Shares.

3.

The Dividend Disbursing Agent maintains all Participants’ accounts in the Plan and furnishes written confirmation of all transactions in the accounts, including information needed by Participants for personal and tax records. Shares in the account of each Participant will be held by the Dividend Disbursing Agent on behalf of the Participant, and each shareholder proxy will include those shares purchased or received pursuant to the Plan. Each Participant, nevertheless, has the right to request certificates for whole and fractional Shares owned. The Fund will issue certificates in its sole discretion. The Dividend Disbursing Agent will distribute all proxy solicitation materials, if any, to Participants.

4.

In the case of shareholders such as banks, brokers or nominees which hold Shares for others who are the beneficial owners participating under the Plan, the Dividend Disbursing Agent will administer the Plan on the basis of the number of Shares certified from time to time by the record shareholder as representing the total amount of Shares registered in the Shareholder’s name and held for the account of beneficial owners who participate in the Plan.

5.

There will be no charges with respect to Shares issued directly by the Fund. The automatic reinvestment of Dividends will not relieve Participants of any Federal, state or local income tax that may be payable (or required to be withheld) on such Dividends. To the extent a non-U.S. Shareholder is subject to U.S. federal withholding tax on a Dividend, the Fund will withhold the applicable tax and the balance will be reinvested in Shares (or paid to such non-U.S. Shareholder in cash if the non-U.S. Shareholder has opted out of the Plan).

6.

The Fund reserves the right to amend or terminate the Plan upon 30 days’ notice to Shareholders. There is no direct service charge to Participants with regard to purchases in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the Participants.

7.	All correspondence or questions concerning the Plan should be directed to the Dividend Disbursing Agent. Opt-in and opt-out forms will be provided by the Dividend Disbursing Agent or the Fund.